Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Presentation regarding the Cash Dividend Distribution of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 April 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-011

ANNOUNCEMENT on the FORTHCOMING PRESENTATION

REGARDING THE CASH DIVIDEND DISTRIBUTION OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

●	Time of the Presentation: 15:30 -16:30 on Friday, 17 April 2015
●	Way of Presentation: Online Presentation

I. Type of the Presentation

China Southern Airlines Company Limited (the “Company”) proposes to convene a presentation (the “Presentation”) regarding the cash dividend distribution on 17 April 2015 to explain certain matters relating to the proposed cash dividend distribution of the Company for the year of 2014.

II. Time and Venue of the Presentation

The Presentation will be held at 15:30-16:30 on Friday, 17 April 2015 in the form of online presentation.

III. Participants

Management team including Mr. Xie Bing, the Company Secretary of the Company and Mr. Xiao Li Xin, the Chief Accountant and Chief Financial Officer of the Company will attend the Presentation to explain certain matters relating to the proposed cash dividend distribution of the Company for the year of 2014 and answer relevant questions.

IV. Investors' Participation

1. Investors can raise their concerns to the Company through fax or e-mail before 17 April 2015 and the Company will answer the selected questions of common concern on the cash dividend distribution during the Presentation.

2. Investors can participate in the Presentation regarding the cash dividend distribution directly at the website of http://roadshow.sseinfo.com at 15:30-16:30 on 17 April 2015 through the internet.

V. Contact Person and Consult Methods

Contact person: Mao Li Xing and Jing Jun Cheng

Fax: (8620) 86659040

E-mail: ir@csair.com

The Board of

China Southern Airlines Company Limited

14 April 2015